SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares,
Euro 0.55 PAR VALUE

(Title of Class of Securities)

87927W10

(CUSIP Number)
Loris Bisone
Olivetti S.p.A.
General Counsel
Via G. Jervis, 77
10015 Ivrea (TO), Italy
Tel No.: +39 0125 523915
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 17, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D
Page 2 of 4 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Olivetti S.p.A.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS BK, OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 2,891,656,682

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 2,891,656,682

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,891,656,682

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%

14		TYPE OF REPORTING PERSON HC, CO

   General.

     This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13D of Olivetti S.p.A., a company incorporated under the laws of the Republic of Italy (“Olivetti”), and Tecnost S.p.A., a company formerly incorporated under the laws of the Republic of Italy (“Tecnost”), jointly filed with the U.S. Securities and Exchange Commission on June 4, 1999, as amended by Amendment No. 1 thereto filed on October 4, 1999, Amendment No. 2 thereto filed on November 3, 1999, Amendment No. 3 thereto filed on December 28, 1999, Amendment No. 4 thereto filed on November 13, 2000, Amendment No. 5 thereto filed on January 10, 2001, Amendment No. 6 thereto filed on August 10, 2001 and Amendment No. 7 thereto filed on October 30, 2001 Amendment No. 8 thereto filed on January 10, 2003 (together, the “Schedule 13D”) with respect to the ordinary shares of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”) beneficially owned by Olivetti. Effective December 31, 2000, Tecnost was merged into Olivetti and ceased to exist as an independent entity.

   Item 4. Purpose of Transaction.

     On March 13, 2003, each of Olivetti and Telecom Italia announced that their respective Boards of Directors had approved of a plan to merge Telecom Italia into Olivetti. A copy of a joint press release issued by Olivetti and Telecom Italia on March 12, 2003 (the “March 12, 2003 Press Release”) concerning the Olivetti Merger is filed as Exhibit 28.

     On March 17, 2003 each of Olivetti nd Telecom Italia issued a joint press release (the “March 17, 2003 Press Release” and, together with the March 12, 2003 Press Release, the “March 2003 Press Releases”) which makes certain amendments to the March 12, 2003 Press Release. A copy of the March 17, 2003 Press Release is filed as Exhibit 29.

   Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following immediately at the end thereof:

     28. March 12, 2003 Press Release.

     29. March 17, 2003 Press Release.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2003

OLIVETTI S.P.A.
By:	/s/ Loris Bisone
	Name:	Loris Bisone
	Title:	General Counsel